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                                                               Exhibit 99(A)(10)

                                   MEMORANDUM
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TO:      All Employees

FROM:    Faraj Aalei

DATE:    November 15, 2001

RE:      Option Exchange and Supplemental Grant Program

     We are pleased by your enthusiastic response to the option exchange and supplemental grant program we announced on October 22, 2001. Our primary goal in implementing the program is to provide adequate incentives for you, our valued employees, to remain with Centillium and continue your high levels of performance. So far, it appears that we are on track to achieve that goal.

     The terms of the program are set forth in the Offer to Exchange and related documents sent to you on October 22, 2001. The purpose of this memo is to clarify or amend certain terms of the program, and to respond to certain questions that we have received from employees. Terms in this memo that are capitalized, such as "Eligible Options," are used as defined in the Offer to Exchange. In the event of any conflict between this memo and the Offer Documents, the terms of this memo will apply.

     First, we are pleased to announce that we have decided to extend the expiration date of the Exchange Offer from November 16, 2001 to November 30, 2001. You now have until 4:00 p.m., Pacific Time, on November 30, 2001, to properly tender your options and participate in the Exchange Offer. As a result of this extension, we expect to cancel your tendered options on or about December 3, 2001, and to grant New Options and Supplemental Options, as the case may be, on or about June 4, 2002. If you do not tender any of your Eligible Options and you are not an executive officer of Centillium, we expect to grant your Supplemental Options in early December 2001.

     While all of the general procedures for tendering options set forth in the Offer Documents previously distributed to you continue to be applicable, to avoid any confusion resulting from the extension of the expiration date, we are providing you with an updated Election Form and Notice to Change Election Form reflecting the new November 30, 2001 expiration date. If you have already completed an Election Form or a Notice to Change Election Form, you do NOT need to complete a new form - the forms you previously submitted still constitute a valid tender of options or a withdrawal of tendered options, as the case may be.

  Second, we would like to clarify certain terms of the Exchange Offer as follows:

     . Throughout the Offer to Exchange, we assert that the offer is subject to a number of conditions, including those conditions described in
          Section 8 of the offer. In fact, the only conditions to the offer are those that are set forth in Section 8 and there are no other conditions. Therefore, the only conditions to which the offer is subject are those that are specifically set forth in Section 8 of the Offer to Exchange.

     .    Subparagraph (3) of the second condition to the offer described in
          Section 8 of the Exchange Offer (page 21) provides that we have the ability to terminate, amend or postpone the Exchange Offer if certain judicial-related events have occurred that

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          materially impair the contemplated benefits of the Exchange Offer to
          Centillium. We would like to clarify that the benefits to Centillium referenced here consist of our desire to offer our employees valuable incentives to encourage high levels of performance and to remain employed with our company. For more information, please refer to
          Section 3 (Purpose of the Exchange Offer) of the Offer to Exchange.

     . In Section 16 of the Exchange Offer, we would like to clarify that we only have the right to terminate the Exchange Offer if any of the conditions to the offer described in Section 8 have occurred or if we have determined, in our reasonable judgment pursuant to Section 8, that any of these conditions have occurred. Therefore, we do not have a unilateral right to terminate the offer unless one of the events or conditions listed in Section 8 has occurred or is deemed by us to have occurred.

     To help you evaluate your decision of whether to tender your options and participate in the Exchange Offer, we have attached electronic copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities Exchange Commission the ("SEC") on March 19, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 13, 2001. These documents, which are also available through the SEC's website, www.sec.gov, contain important and useful information
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about Centillium, including certain financial information, that could be valuable to your decision.

     Finally, we would like to take this opportunity to respond to inquiries made by several employees as to whether our executive officers intend to participate in the Exchange Offer. As of the date of this memo, I Faraj Aalei, Chief Executive Officer, Shahin Hedayat, President and General Manager, Babu Mandava, General Manager, and Darrel Slack, Interim Chief Financial Officer, have each indicated that we intend to tender their Eligible Options (and any Required Options) for exchange. We have not consulted our other executive officers as to their intentions.

     We hope this information is helpful to you in making your decision. Please do not hesitate to contact Patrice LaCroix (telephone: 510-771-3565) with any question or concerns regarding this memo or the Exchange Offer, generally.